Exhibit 2.1

DESCRIPTION OF SECURITIES

The descriptions of the securities contained herein summarize the material terms and provisions of the ordinary shares of Tower Semiconductor Ltd. (the “Company”), registered under Section 12 of the Securities Exchange Act of 1934.

General

Our authorized and registered share capital is NIS 2,250,000,000 (two billion two hundred and fifty million) divided into 150,000,000 (one hundred and fifty million) ordinary shares, nominal (par) value NIS 15.00 each.

The Nasdaq Global Select Market

Our ordinary shares are listed on The Nasdaq Global Select Market under the symbol “TSEM”.

Memorandum and Articles of Association

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Our directors are elected by the general meeting of our shareholders by the vote of a majority of the ordinary shares present, in person or by proxy, and voting at that meeting. Generally, our directors hold office until their successors are elected at the next annual general meeting of shareholders (or until any of their earlier resignation or removal in accordance with the Companies Law). In addition, our Articles of Association allow our board of directors to appoint directors (other than the external directors) to fill vacancies on our board of directors, until the next annual general meeting of shareholders.

Rights Attached to Shares; Dividend and Liquidation Rights

Holders of the Company’s ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors.  No preferred shares are currently authorized.

Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors. Under Israeli law, the distribution amount is limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the date of the financial statements is not more than six months prior to the date of distribution.  If we do not meet such criteria, we must seek the approval of the court in order to distribute a dividend.  In each case, we are only permitted to distribute a dividend if our board of directors or the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Modification of Class Rights

Pursuant to our Articles of Association, at any time the share capital is divided into different classes of shares, the Company may, in a resolution passed at the general meeting by an ordinary majority, convert, expand, add to, reduce or otherwise alter the rights attached to a particular class of shares, provided that the written agreement of all the holders of the shares of such class is received or that the resolution is approved at a general meeting of the holders of the shares of such class by an ordinary majority, or as otherwise provided in the issue terms of the particular class.

Vote Requirements

Under our Articles of Association, all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our Articles of Association.  Under our Articles of Association, approval by a special majority of 75% of the ordinary shares represented at a general meeting, in person or by proxy, is required in the event of a reorganization or liquidation of the Company (i) to approve the receipt of stock or securities of the other company; (ii) to distribute or allocate the securities or assets of the Company in a manner different to that in which they should have been distributed or allocated in accordance with the precise legal rights of the Company’s shareholders; and (iii) to instruct that shares or assets of the Company, be valued in the manner and at the price resolved by the Company.

Under the Companies Law, certain actions require a special majority, including: (i)the approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) the adoption or amendment of a compensation policy for officers and directors and certain compensation-related matters, which require the approvals described below under “Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions—Approval of Director and Officer Compensation.”

Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of a majority of the holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Transfer of Shares

Our ordinary shares may generally be freely transferred under the Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of the stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except under certain circumstances for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that “office holders” owe to a company.  An office holder, as defined in the Companies Law, is a general manager, chief business manager, deputy general manager, vice general manager, another manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, or a director.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to any such action.

The duty of loyalty requires an office holder to act in good faith and in the best interests of the company, and includes, among other things, the duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses his or her personal interest a sufficient amount of time before the date for discussion of approval of such act.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

Disclosure of Personal Interests of an Office Holder.

The Companies Law requires an office holder to promptly disclose to the board of directors any “personal interest” that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered.

A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one's relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one's ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless, with respect to an office holder, the chairman of the audit committee or board of directors (as applicable) determines that the office holder should be present during the discussions in order to present the transaction that is subject to approval (provided that the office holder may not vote on the matter). If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of such a transaction, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof.  If a majority of the members of the board of directors has a personal interest in the approval of a transaction, shareholder approval is also required for such transaction.

Approval of Transactions with Officer Holders.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company's articles of association provide for a different method of approval.  Our Articles of Association provide that extraordinary transactions with an office holder or in which an officer holder has a personal interest shall be approved by the board of directors or the audit committee or by another entity authorized by the board of directors, and may be approved by granting general approval for a particular class of transactions or by approving a particular transaction.  Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company's audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning, any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities) in which an office holder has a personal interest.

Approval of Director and Officer Compensation

Executive Officers other than the Chief Executive Officer. Under the Companies Law, the terms of office and employment of officers other than the chief executive officer (who are not directors) require the approval by the (i) compensation committee; (ii) the board of directors; and (ii) if such compensation terms do not comply with the company’s stated compensation policy, also by the shareholders, provided that either one of the following conditions are met (the “Special Majority”):

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter and who vote against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

However, if the shareholders of the company do not approve a compensation arrangement with an executive officer (who is not a director) that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder who is not the chief executive officer or a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee if (i) the amendment is approved by the chief executive officer and the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the Chief Executive Officer and (ii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer.  Under the Companies Law, the terms of office and employment of the chief executive officer require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders by the Special Majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer (who is not a director), the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. Approval of terms of office and employment for the chief executive officer which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors approved the terms, after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to compensation policies, and (ii) the shareholders of the company approved the terms of office and employment for the chief executive officer which deviate from the compensation policy by means of the Special Majority.  A company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager (chief executive officer) if such candidate meets certain independence criteria, the terms of office and employment are consistent with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would prevent the proposed engagement.

Directors.  Under the Companies Law, the terms of office and employment of directors require approval by the (i) compensation committee; (ii) board of directors and (iii) shareholders of the company by ordinary majority.  Approval of terms of office and employment for directors of a company that do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various considerations and mandatory requirements set forth in the Companies Law with respect to compensation policies, and (ii) the shareholders of the company have approved the terms by means of the Special Majority. However, the terms of office and employment of directors are exempt from shareholder approval if such terms are either (i) only to the benefit of the company, or (ii) the compensation paid does not exceed the maximum compensation payable to external directors under regulations promulgated under the Companies Law, and the compensation committee and board of directors approved the foregoing.

Additional disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder.

Shareholder Duties

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of interested party transactions and act of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company.  The Companies Law does not describe the substance of this duty, but provides that remedies applicable to a breach of contract, shall generally apply to a breach of the duty to act with fairness.  With respect to the obligation to refrain from acting discriminatorily, a shareholder that is discriminated against can petition the court to instruct the company to remove or prevent the discrimination, as well as provide instructions with respect to future actions.

Approval of Significant Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if all of the following conditions are met:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•
the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Merger and Acquisitions under Israeli Law

Full Tender Offer.  A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s voting rights, or issued and outstanding share capital or of a class of shares, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class).  If (a) the shares represented by the shareholders who did not tender their shares in the tender offer constitute less than 5% of the issued and outstanding share capital of the company (or the applicable class), and more than half of the shareholders without a personal interest in accepting the offer tendered their shares, or (b) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company (or the applicable class), then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the court to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court, provided, however, subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right.  If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the voting rights or the issued and outstanding share capital of the company (or the applicable class) from shareholders who accepted the tender offer.

Special Tender Offer.  The Companies Law provides that, subject to certain exceptions, an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company.  This rule does not apply if there is already another shareholder of the company that holds 25% or more of the voting rights in the company.  Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no shareholder that holds more than 45% of the voting rights in the company.

No tender offer is required if the acquisition of shares (i) occurs in the context of a private placement by the company that received shareholder approval as a private placement the purpose of which is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; or (ii) was from a holder of 25% or 45% of the voting rights in the company, as the case may be.

A special tender offer must be extended to all shareholders of a company. A special tender offer generally may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror; and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it, at the time of the offer, and any person or entity under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.  The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 35 days prior notice.  The board of directors of a merging company may not approve the merger if it determines that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities.

Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction.  In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction, provided.  If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, a merging company must inform its creditors of the proposed merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.

In addition, a merger may not be consummated unless at least 30 days have passed from the receipt of the shareholders’ approval of both merging companies and 50 days have passed from the date that a merger proposal has been filed with the Israeli Registrar of Companies.

Changes in Capital

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by an ordinary majority. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.